Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Rogers Communications Declares Increased Dividend

    TORONTO, Dec. 14 /CNW/ - Rogers Communications Inc. announced today that its Board of Directors has approved a revised dividend policy with a 50%
increase to the dividend it pays on each of its outstanding Class B Non-Voting shares and Class A Voting shares. The annual dividend per share will increase from C$0.10 per share to C$0.15 per share, and will be paid through two semi-annual payments of C$0.075 per share.
    The Board of Directors also today declared an increased semi-annual dividend of C$0.075 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares. The semi-annual dividend declared today will be paid on January 6, 2006 to shareholders of record on December 28, 2005.
    Commenting on the increased dividend, Ted Rogers, President and CEO of
Rogers Communications, said, "The actions taken today by the Rogers
Communications Inc. Board of Directors are in recognition of the company's improving financial performance and solid strategic positioning, together with the board's continued confidence in management's execution of the company's strategy."

    Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Quarterly
Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange
Commission.

    About the Company: Rogers Communications (TSX: RCI; NYSE: RG) is a
diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS/EDGE technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed
Internet access, voice over cable telephony services and video retailing; and
Rogers Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. Rogers Telecom is a national provider of telephony, data networking, and broadband Internet connectivity, to small, medium and large businesses across the country. For further information about the Rogers group of companies, please visit www.rogers.com.

    %SEDAR: 00003765EF          %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; or Eric A. Wright, (416) 935-3550,
eric.wright(at)rci.rogers.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
    (RCI.MV.A. RCI.NV.B. RG)

CO:  Rogers Communications Inc.

CNW 12:01e 16-DEC-05